REXAM

RECEIVED
2006 MAR 15 A 11:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA



DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

07 March 2006

SUPPL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Deputy Company Secretary

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

REXAM

investors

Latest News

06 March 2006

Rexam announces New Issue Spread and Maturity in relation to its Exchange Offer for its €550m 6.625% Notes due 2007

Not for release, publication or distribution in whole or in part into the United States, Italy, Canada, Gibraltar, Guernsey and Monaco, as described below. There are offer restrictions in the United Kingdom, Belgium, France, Germany and Hong Kong, as more fully set out in the Exchange Offer Memorandum (as defined below).

Rexam PLC, (the "Company") today announced the New Issue Spread and Maturity in relation to its Exchange Offer for any or all of its 550m 6.625% Notes due 2007 (the "Existing Notes") for new Euro denominated fixed-rate Notes (the "New Notes"), a cash consideration payment and accrued interest, as described below (the "Exchange Offer"). The New Issue spread has been fixed at 80 bps over Mid Swaps and the maturity of the New Notes has been set at 15 March 2013. The Exchange Spread was fixed at the launch of the Exchange Offer at 0bps over Interpolated Mid Swaps.

The Exchange Offer is subject to offer restrictions (as set out below and detailed in the Exchange Offer Memorandum dated 23 February 2006 (the "Exchange Offer Memorandum")) and is being made on the terms and subject to the conditions described in the Exchange Offer Memorandum. The New Notes will be issued under the Company's 1,000,000,000 Global Medium Term Note Programme and admitted to the official list of the UK Listing Authority (the "Official List") and to trading on the London Stock Exchange plc's Gilt Edged and Fixed Interest Market (the "Market").

Terms of Exchange Offer

Holders of Existing Notes whose Notes are accepted for exchange will receive:

(i) an equal aggregate principal amount of New Notes;

(ii) a cash consideration payment equal to the product of (i) the difference between the exchange price and new issue price and (ii) the aggregate principal amount of Existing Notes accepted; and

(iii) accrued interest from (and including) the immediately preceding interest payment date in respect of the Existing Notes up to (but excluding) the settlement date of the Exchange Offer

The Company may, in its sole discretion and for any purpose issue Additional Notes, which shall be fungible with the New Notes and admitted to the Official List and to trading on the Market.

The Exchange Offer is conditional on:

(i) valid offers of Existing Notes for exchange being received from Noteholders representing a minimum of 200,000,000 in aggregate

principal amount of the Existing Notes (the "Minimum Exchange Condition"); and

(ii) the aggregate principal amount of the New Notes and any Additional Notes (the issue of which is at the sole discretion of the Company) equalling a minimum of 350,000,000 (the "Minimum New Issue Size").

The Company may, in its sole discretion, waive the Minimum Exchange Condition (but not the Minimum New Issue Size).

Holders of Existing Notes who wish to participate in the Exchange Offer must offer for exchange an aggregate principal amount of Existing Notes greater than or equal to €50,000.

Key Dates

Event	**Date/ Time (all times are London times)**
Launch of Exchange Offer	Thursday 23 February 2006
Period during which Electronic Instruction Notices may be submitted by Noteholders (the "Offer Period")	From and including any time on Thursday 23 February 2006 up to and including 3pm on Thursday 9 March 2006
Revocation Deadline	3pm on Wednesday 8 March 2006
Expiration of Offer Period	3pm on Thursday 9 March 2006
Announcement of decision by the Company to accept the Exchange Offer and as to the issue of any Additional Notes	Before pricing on Friday 10 March 2006
Pricing Date and Time	At or around 11am on Friday 10 March 2006
Expected Settlement Date	Wednesday 15 March 2006

Holders of the Existing Notes are advised to read carefully the Exchange Offer Memorandum for full details of the Exchange Offer and information on the procedures for participating in the Exchange Offer. ABN AMRO N.V., BNP Paribas and HSBC Bank plc are acting as Dealer Managers and Citibank, N.A. is acting as Exchange Agent.

Subject to applicable law, the Company may, in its sole discretion, amend any term or condition of the Exchange Offer (including extending the Exchange Offer up to 10am London time on 9 March 2006, or such later date as notified by the Company to holders of the Existing Notes and subject to the right of the Company to extend, amend and/or terminate the Exchange Offer).

About Rexam

The Company is a public limited liability company incorporated under the laws of England and Wales. The Groups principal business is the provision of consumer packaging solutions to global and regional customers primarily in the beverage, beauty, pharmaceutical and food segments. The Group is one of the world's top six consumer packaging companies and the world's leading beverage can maker in terms of sales volumes. The Group has more than 90 manufacturing operations in approximately 20 countries.

The Exchange Offer Memorandum is available (subject to offer and distribution restrictions) from the Dealer Managers and Exchange Agent.

Requests for information about the Exchange Offer should be directed to:

DEALER MANAGERS

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA
Tel: +44 20 7678 3644
Fax: +44 20 7678 3597
Attn: Liability Management Group
Email:
liability.management@abnamro.com

BNP Paribas
10 Harewood Avenue
London NW1 6AA
Tel: +44 20 7595 8668
Fax: +44 20 7595 5095
Attn: Debt Restructuring Group
Email:
debt.restructuring@bnpparibas.com

HSBC Bank plc
8 Canada Square
London E14 5HQ
Tel: +44 20 7991 5893
Fax: +44 20 7992 4973
Attn: Debt Finance Advisory
Email: ben.broad@hsbcib.com

EXCHANGE AGENT
Citibank, N.A.
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
Tel: +44 20 7508 3867
Fax: +44 20 7508 3866
Attn: Exchange Team
Email: exchange.gats@citigroup.com

THE COMPANY
Rexam PLC
Chris Bowmer, Group Treasurer 020 7227 4100
David Robbie, Finance Director
Andrew Mills, Group Communications Director

Financial Dynamics
Richard Mountain/David Yates 020 7269 7291

A copy of the Exchange Offer Memorandum is available for inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

This release does not constitute an invitation to participate in the Exchange Offer in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such invitation under applicable securities laws.

No offer or invitation to acquire or exchange any securities is being made pursuant to this release. This release must be read in conjunction with the Exchange Offer Memorandum. This release and the Exchange Offer Memorandum contain important information which should be read carefully before any decision is made in relation to the Exchange Offer. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice, including in respect of any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser. Any individual or company whose Existing Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if they wish to offer Existing Notes for exchange pursuant to the Exchange Offer. None of Rexam PLC, ABN AMRO Bank N.V., BNP Paribas or HSBC Bank plc or Citibank, N.A. makes any recommendation as to whether or not holders of Existing Notes should offer Existing Notes for exchange.

This press release and the Exchange Offer are not being made and will not be made directly or indirectly in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States or to U.S. persons (within the meaning of Regulation S under the United

States Securities Act of 1933, as amended (the "Securities Act")). This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the Internet. Accordingly, copies of this press release and any other documents or materials relating to the Exchange Offer are not being, and must not be, directly or indirectly mailed or otherwise transmitted, distributed or forwarded in or into the United States and Existing Notes cannot be offered for exchange in the Exchange Offer by any such use, means, instruments or facilities or from within the United States. Any purported offer of Existing Notes for exchange resulting directly or indirectly from a violation of these restrictions will be invalid and offers of Existing Notes for exchange made by a person located in the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States or any U.S. person will not be accepted. The New Notes and any Additional Notes have not been, and will not be, registered under the Securities Act or the securities laws of any state or jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, in the United States or to U.S. persons.

This press release and the Exchange Offer are not being made in the Republic of Italy ("Italy"). The Exchange Offer, this press release, and the Exchange Offer Memorandum have not been submitted to the clearance procedure of the Commissione Nazionale per le Societ e la Borsa (CONSOB) or the Bank of Italy pursuant to Italian laws and regulations. Accordingly, holders of Existing Notes are notified that, to the extent such holders are resident and/or located in Italy, the Exchange Offer is not available to them and they may not offer Existing Notes for exchange in the Exchange Offer nor may the New Notes be offered, sold or delivered in Italy and, as such, any Electronic Instruction Notice received from such persons shall be ineffective and void, and neither this press release nor any other documents or materials relating to the Exchange Offer, the Existing Notes or the New Notes may be distributed or made available in Italy.

The communication of this press release and any other documents or materials relating to the Exchange Offer is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order")) or persons who are within Article 43(2) of the Order or any other persons to whom it may otherwise lawfully be made under the Order.

The Exchange Offer is subject to further offer and distribution restrictions in, amongst other countries, France, Belgium, Germany, Hong Kong, Canada, Gibraltar, Guernsey and Monaco as more fully set out in the Exchange Offer Memorandum. The distribution of this release in those jurisdictions is restricted by the laws of such jurisdictions. No action has been or will be taken in any jurisdiction in relation to the Exchange Offer that would permit a public offering of securities.

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REXAM

PRESS RELEASE

FILE 82-3

Rexam converts US capacity to non-standard beverage cans

Rexam, the global consumer packaging company and the world's leading beverage can maker, announces today that, to meet growing demand for innovative sizes, it will convert four of its lines in the US to extend its capacity for special-size beverage cans such as the 16 oz, 24 oz and the new Rexam SLEEK™ cans. Continuous efficiency improvements enable lines to be converted without reducing overall capacity for standard 12 oz cans, which remain a solid and important market for Rexam. The conversions will be completed by the end of this year.

Commenting on the conversion programme, Lars Emilson, Rexam's Chief Executive, said: "We have led the industry in special sizes in beverage cans and they now account for about 10% of our output in the US. We see strong growth in this area and the conversions will ensure that we are able to continue to meet our customers' increasing demand for these types of can."

1 March 2006

Enquiries

Lars Emilson, Chief Executive +44 20 7227 4100
David Robbie, Finance Director
Andrew Mills, Group Communications Director

Financial Dynamics

Richard Mountain +44 20 7269 7291

Rexam is a leading global consumer packaging company and the largest beverage can maker in the world. Our vision is to be the leading global consumer packaging company. We are business partners to many of the world's most famous and successful consumer brands as well as young, entrepreneurial start-ups. We offer a broad range of packaging services and solutions for different industries, using different materials and technologies. We have some 22,000 people in more than 20 countries. Three things characterise us – leadership in our industry, our commitment to innovation and our passion to deliver exceptional value. Rexam has an ongoing turnover of approximately £3.2 billion and is a member of the FTSE 100. Rexam's ordinary shares are listed with the UK Listing Authority and trade on the London Stock Exchange under the symbol REX. For further information, visit Rexam's web site at www.rexam.com.

82-3

Latest News

23 February 2006

Rexam PLC Announces Exchange Offer of its €550m 6.625% Notes due 2007

Not for release, publication or distribution in whole or in part into the United States, Italy, Canada, Gibraltar, Guernsey and Monaco, as described below. There are offer restrictions in the United Kingdom, Belgium, France, Germany and Hong Kong, as more fully set out in the Exchange Offer Memorandum (as defined below).

Rexam PLC, the global consumer packaging group and the world's leading beverage can supplier, (the "Company") today announced an offer to exchange any or all of its €550m 6.625% Notes due 2007 (the "Existing Notes") for new Euro denominated fixed-rate Notes due 2012/2013 (the "New Notes"), a cash consideration payment and accrued interest, as described below (the "Exchange Offer").

The purpose of the Exchange Offer is to manage efficiently the refinancing of the Existing Notes and reduce the Company's debt repayments in 2007, as well as lengthening the Company's debt maturity profile while taking advantage of current market conditions.

The Exchange Offer is subject to offer restrictions (as set out below and detailed in the Exchange Offer Memorandum dated 23 February 2006 (the "Exchange Offer Memorandum")) and is being made on the terms and subject to the conditions described in the Exchange Offer Memorandum. The New Notes will be issued under the Company's £1,000,000,000 Global Medium Term Note Programme and admitted to the official list of the UK Listing Authority (the "Official List") and to trading on the London Stock Exchange plc's Gilt Edged and Fixed Interest Market (the "Market").

The Company may, in its sole discretion and for any purpose issue Additional Notes, which shall be fungible with the New Notes and admitted to the Official List and to trading on the Market.

Terms of Exchange Offer

Holders of Existing Notes whose Notes are accepted for exchange will receive:

(i) an equal aggregate principal amount of New Notes;

(ii) a cash consideration payment equal to the product of (i) the difference between the exchange price and new issue price and (ii) the aggregate principal amount of Existing Notes accepted; and

(iii) accrued interest from (and including) the immediately preceding interest payment date in respect of the Existing Notes up to (but excluding) the settlement date of the Exchange Offer

The Exchange Offer is conditional on:

(i) valid offers of Existing Notes for exchange being received from

Noteholders representing a minimum of €200,000,000 in aggregate principal amount of the Existing Notes (the "Minimum Exchange Condition"); and

(ii) the aggregate principal amount of the New Notes and any Additional Notes (the issue of which is at the sole discretion of the Company) equalling a minimum of €350,000,000 (the "Minimum New Issue Size").

The Company may, in its sole discretion, waive the Minimum Exchange Condition (but not the Minimum New Issue Size).

Exchange and New Issue Pricing

The exchange spread for the Existing Notes has been fixed at Interpolated Mid Swaps plus an exchange spread of 0 bps and the new issue spread and maturity of the New Notes will be announced at or around 11 am London time on 6 March 2006, following a European Roadshow. The maturity of the New Notes will be between 6 and 7 years.

Minimum Offer Amount

Holders of Existing Notes who wish to participate in the Exchange Offer must offer for exchange an aggregate principal amount of Existing Notes greater than or equal to €50,000.

Key Dates

Event	**Date/ Time (all times are London times)**
Launch of Exchange Offer	At or around 1pm on Thursday 23 February 2006
Period during which Electronic Instruction Notices may be submitted by Noteholders (the "Offer Period")	From and including any time at or around 1pm Thursday 23 February 2006 up to and including 3pm on Thursday 9 March 2006
European Roadshow	Tuesday 28 February to Thursday 2 March 2006
Announcement of New Issue Spread and Maturity Date	At or around 11am on Monday 6 March 2006
Revocation Deadline	3pm on Wednesday 8 March 2006
Expiration of Offer Period	3pm on Thursday 9 March 2006
Announcement of decision by the Company to accept the Exchange Offer and as to the issue of any Additional Notes	Before pricing on Friday 10 March 2006
Pricing Date and Time	At or around 11am on Friday 10 March 2006
Expected Settlement Date	Wednesday 15 March 2006

Holders of the Existing Notes are advised to read carefully the Exchange Offer Memorandum for full details of the Exchange Offer and information on the procedures for participating in the Exchange Offer. ABN AMRO N.V., BNP Paribas and HSBC Bank plc are acting as Dealer Managers and Citibank, N.A. is acting as Exchange Agent.

Subject to applicable law, the Company may, in its sole discretion, amend any term or condition of the Exchange Offer (including extending the Exchange Offer up to 10am London time on 9 March 2006, subject to the right of the Company to extend, amend and/or terminate the Exchange Offer).

About Rexam

The Company is a public limited liability company incorporated under the laws of England and Wales. The Group's principal business is the provision of consumer packaging solutions to global and regional customers primarily in the beverage, beauty, pharmaceutical and food segments. The Group is one of the world's top six consumer packaging companies and the world's leading beverage can maker in terms of sales volumes. The Group has more than 90 manufacturing operations in approximately 20 countries.

The Exchange Offer Memorandum is available (subject to offer and distribution restrictions) from the Dealer Managers and Exchange Agent.

Requests for information about the Exchange Offer should be directed to:

DEALER MANAGERS

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA
Tel: +44 20 7678 3644
Fax: +44 20 7678 3597
Attn: Liability Management Group
Email:
liability.management@abnamro.com

BNP Paribas
10 Harewood Avenue
London NW1 6AA
Tel: +44 20 7595 8668
Fax: +44 20 7595 5095
Attn: Debt Restructuring Group
Email:
debt.restructuring@bnpparibas.com

HSBC Bank plc
8 Canada Square
London E14 5HQ
Tel: +44 20 7991 5893
Fax: +44 20 7992 4973
Attn: Debt Finance Advisory
Email: ben.broad@hsbcib.com

EXCHANGE AGENT

Citibank, N.A.
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
Tel: +44 20 7508 3867
Fax: +44 20 7508 3866
Attn: Exchange Team
Email: exchange.gats@citigroup.com

THE COMPANY

Rexam PLC
Chris Bowmer, Group Treasurer 020 7227 4100
David Robbie, Finance Director
Andrew Mills, Group Communications Director

Financial Dynamics
Richard Mountain/David Yates 020 7269 7291

A copy of the Exchange Offer Memorandum is available for inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

This release does not constitute an invitation to participate in the Exchange Offer in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such invitation under applicable securities laws.

No offer or invitation to acquire or exchange any securities is being made pursuant to this release. This release must be read in conjunction with the Exchange Offer Memorandum. This release and the Exchange Offer Memorandum contain important information which should be read carefully before any decision is made in relation to the Exchange Offer. If you are in any doubt as to the action you should take, you are

recommended to seek your own financial advice, including in respect of any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser. Any individual or company whose Existing Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if they wish to offer Existing Notes for exchange pursuant to the Exchange Offer. None of Rexam PLC, ABN AMRO Bank N.V., BNP Paribas or HSBC Bank plc or Citibank, N.A. makes any recommendation as to whether or not holders of Existing Notes should offer Existing Notes for exchange.

This press release and the Exchange Offer are not being made and will not be made directly or indirectly in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States or to U.S. persons (within the meaning of Regulation S under the United States Securities Act of 1933, as amended (the "Securities Act")). This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the Internet. Accordingly, copies of this press release and any other documents or materials relating to the Exchange Offer are not being, and must not be, directly or indirectly mailed or otherwise transmitted, distributed or forwarded in or into the United States and Existing Notes cannot be offered for exchange in the Exchange Offer by any such use, means, instruments or facilities or from within the United States. Any purported offer of Existing Notes for exchange resulting directly or indirectly from a violation of these restrictions will be invalid and offers of Existing Notes for exchange made by a person located in the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States or any U.S. person will not be accepted. The New Notes and any Additional Notes have not been, and will not be, registered under the Securities Act or the securities laws of any state or jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, in the United States or to U.S. persons.

This press release and the Exchange Offer are not being made in the Republic of Italy ("Italy"). The Exchange Offer, this press release, and the Exchange Offer Memorandum have not been submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (CONSOB) or the Bank of Italy pursuant to Italian laws and regulations. Accordingly, holders of Existing Notes are notified that, to the extent such holders are resident and/or located in Italy, the Exchange Offer is not available to them and they may not offer Existing Notes for exchange in the Exchange Offer nor may the New Notes be offered, sold or delivered in Italy and, as such, any Electronic Instruction Notice received from such persons shall be ineffective and void, and neither this press release nor any other documents or materials relating to the Exchange Offer, the Existing Notes or the New Notes may be distributed or made available in Italy.

The communication of this press release and any other documents or materials relating to the Exchange Offer is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order")) or persons who are within Article 43(2) of the Order or any other persons to whom it may otherwise lawfully be made under the Order.

The Exchange Offer is subject to further offer and distribution restrictions

in, amongst other countries, France, Belgium, Germany, Hong Kong, Canada, Gibraltar, Guernsey and Monaco as more fully set out in the Exchange Offer Memorandum. The distribution of this release in those jurisdictions is restricted by the laws of such jurisdictions. No action has been or will be taken in any jurisdiction in relation to the Exchange Offer that would permit a public offering of securities.

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